SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              (Check One) Form 20-F  X     Form 40-F
                                   -----            --------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


               (Check One) Yes        No   X
                              ------    -------
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))


               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               (Check One) Yes        No   X
                              ------    -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-      .)


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                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                           CNPJ No. 02.558.156/0001-18
                               NIRE 26.3.0001109-3

                   Minutes of the Board of Directors' Meeting


On April 2, 2004, at 2:30 p.m., members of Tele Nordeste Celular Participacoes S.A.'s Board of Directors met in the City of Curitiba, State of Parana, at Rua Comendador Araujo, 299 - Centro. Present were: the Chairman of the Board, Mr. Mario Cesar Pereira de Araujo, and present by audio-conference were Board Members Marco Patuano and Franco Bertone. Resolution: 1- Selection of Company's Independent Auditor: After analyzing the proposal submitted by Ernst & Young Auditores Independentes S/S, the Board of Directors approved the contract renewal with the above-mentioned firm, the object of which is to provide independent auditing services. The Executive Board is authorized to engage in all acts required to perform the renewal thereof. Considering that said contract has already been in force for three years, and according to provisions of the Brazilian Securities and Exchange Commission (CVM) no. 308/99, Article 31, the hereby approved renewal shall be for a maximum of two (02) years. 2 - Ratification of the conditions of the notice of Relevant Fact published by the
Company: the Board of Directors acknowledged and ratified conditions of the notice of Relevant Fact dated March 8, 2004, published by the Company to clarify and supplement provisions of the notices of Relevant Fact published on January 15 and February 3, 2004, concerning aspects of the operation according to which TIM Nordeste Telecomunicacoes S.A. (current name of Telpe Celular S.A.) merged Telasa Celular S.A., Telpa Celular S.A., Telern Celular S.A., Teleceara Celular S.A. and Telepisa Celular S.A. Having nothing further to be discussed, the meeting was adjourned and these minutes were drawn up, which after having been read and approved were signed by all members of the Board of Directors present at the meeting.

                                    Curitiba, April 2, 2004.


  Mario Cesar Pereira de Araujo                     Marco Patuano

   Chairman of the Board of Directors         Member of the Board of Directors




      Franco Bertone

  Member of the Board of Directors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 5, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer